UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Firepond, Inc.
(Name of Issuer)
Common Stock, $0.001 pare value per share
(Title of Class of Securities)
31822L104
(CUSIP Number)
FP Tech Holdings, LLC
270B N. Washington Ave.
Marshall, Texas 75670
(214)438-0801
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS FP Tech Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		6,676,993

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,676,993[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,676,993 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	See Items 3 and 5.

[2]
Based on 15,915,080  shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech Holdings, LLC, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS Erich Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,034,106[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,034,106[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,034,106 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]
6,676,993 shares are held by FP Tech Holdings, LLC (“FP Tech”), 6,000,000 shares are held by CWC Holdings, LLC (“CWC”) and 357,113 shares are held by NMPP, Inc. Erich Spangenberg is the manager of CWC and the manager of TechDev Holdings, LLC (“TechDev”), the sole member of FP Tech and a member of CWC. Through his position as manager of CWC and TechDev, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by CWC and FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 6,000,000 shares owned of record by CWC and the 6,676,993 shares owned of record by FP Tech. Further, through his position as president, sole director and sole shareholder of NMPP, Inc., Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by NMPP, Inc., and Mr. Spangenberg may be deemed to have beneficial ownership of the 357,113 shares owned of record by NMPP, Inc.

[2]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS Acclaim Financial Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,676,993[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,676,993[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,676,993 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]
6,676,993 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). Acclaim Financial Group, LLC (“AFG”) is the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“TechDev”), the sole member of FP Tech and a member of CWC. Through its membership interest in TechDev, AFG may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, AFG may be deemed to have beneficial ownership of the 12,676,993 shares owned of record by FP Tech and CWC.

[2]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS TechDev Holdings, LLC (f/k/a Plutus IP, LLC)1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,676,993[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,676,993[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,676,993 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.0%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	Plutus IP, LLC changed its name to TechDev Holdings, LLC effective April 18, 2008.

[2]
6,676,993 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“TechDev“) is the sole member of FP Tech and a member of CWC. Through its membership interest in FP Tech and CWC, TechDev may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, TechDev may be deemed to have beneficial ownership of the 12,676,993 shares owned of record by FP Tech and CWC.

[3]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS Audrey Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,676,993[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,676,993[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,676,993[1] shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]
6,676,993 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC ("CWC"). Audrey Spangenberg is the manager of FP Tech, and the managing member and 99% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech and a member of CWC. Through her position as manager of FP Tech and membership interest in AFG, Ms. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, Ms. Spangenberg may be deemed to have beneficial ownership of the 12,676,993 shares owned of record by FP Tech and CWC.  Ms. Spangenberg is a director of the Issuer.

[2]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS Christian Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,676,993[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

12,676,993[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,676,993 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]
6,676,993 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). Christian Spangenberg is a 1% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech and a member of CWC. Through his membership interest in AFG, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 12,676,993 shares owned of record by FP Tech and CWC. Christian Spangenberg does not possess voting or investment power with respect to these shares.

[2]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS NMPP, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		357,113[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		357,113[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,113 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.20%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[1]	See Item 5.

[2]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech Holdings, LLC, the Issuer, and certain Investors (defined therein).

1	NAMES OF REPORTING PERSONS CWC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000[1] shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[1]	See Item 5.

[2]
Based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech Holdings, LLC, the Issuer, and certain Investors (defined therein).

Item 1. Security and Issuer
     The Schedule 13D filed on January 11, 2008 (the “Schedule 13D”) by FP Tech Holdings, LLC, a Texas limited liability company (“FP Tech”), as amended by Amendment No. 1 filed on March 11, 2008, Amendment No. 2 filed April 24, 2008, and Amendment No. 3 filed April 29, 2008, relating to the shares of Common Stock, $0.001 par value per share, of Firepond, Inc., a Delaware corporation (the “Issuer”), is hereby amended by this Amendment No. 4 to the Schedule 13D. The principal executive offices of the Issuer are located at 205 Newbury Street, Suite 205, Framingham, MA 01701.

Item 2. Identity and Background
     (a) -(b) The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”
Erich Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

Audrey Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

Christian Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

Acclaim Financial Group, LLC
207C N. Washington Ave.
Marshall, Texas 75670

FP Tech Holdings, LLC
207C N. Washington Ave.
Marshall, Texas 75670

NMPP, Inc.
207C N. Washington Ave.
Marshall, Texas 75670

TechDev Holdings, LLC
(f/k/a Plutus IP, LLC)
207C N. Washington Ave.
Marshall, Texas 75670

CWC Holdings, LLC
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

     (c) The principal business of FP Tech Holdings, LLC (“FP Tech”) and TechDev Holdings, LLC (“TechDev”) is as an investment holding company. The principal business of Acclaim Financial Group, LLC (“AFG”), NMPP, Inc. and CWC Holdings, LLC (“CWC”) is holding investments and providing strategic advisory services. Audrey Spangenberg is the sole manger of FP Tech, sole managing member of AFG, and a director of the Issuer. Erich Spangenberg is the manager of CWC and TechDev and sole shareholder, president and director of NMPP, Inc (“NMPP”). Christian Spangenberg, along with Audrey Spangenberg, owns all the outstanding equity interests of AFG.
     (d) N/A
     (e) N/A
     (f) United States of America

Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add:

As reported by Amendment No. 3 to the Schedule 13D, filed on April 29, 2008, on April 25, 2008, the Issuer entered into a Common Stock Purchase Agreement (the “Stock Agreement,”) with FP Tech, whereby, among other things, FP Tech acquired an option to purchase an additional 357,143 shares of Common Stock at a purchase price of $1.40 per share.   As of August 7, 2008 the Issuer entered into those certain Funding Agreements (the "Funding Agreements")(a form of which is attached hereto as Exhibit 2), by and among the Issuer, FP Tech Holdings, LLC (“FP Tech”) and the Investors, defined therein, consisting of all the holders of the amended and restated senior secured convertible notes due December 2009 (the "CAP Notes") and amended and restated senior secured subordinated notes due July 2009 (the "Bridge Notes") of the Issuer, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008. Pursuant to the terms of the Funding Agreements, FP Tech exercised its option to purchase 357,143 shares of the Issuer’s Common Stock which option was granted FP Tech pursuant to a Common Stock Purchase Agreement entered into with the Issuer on April 24, 2008.  Further, pursuant to the Funding Agreements, FP Tech acquired the option to purchase, on or before June 30, 2009, an additional 1,071,428 shares of Common Stock at a purchase price of $1.40 per share.

    Unless otherwise specified, all funds, or other consideration used to acquire the securities of the Issuer in the transactions described in this Item 3 on behalf of the Reporting Persons have come from the assets controlled by such Reporting Persons and their affiliates.

Item 4. Purpose of Transaction
          The Reporting Persons acquired the securities of the Issuer in the transactions described in Item 3, incorporated herein by reference, in the belief that the shares were undervalued. The Reporting Persons intend to seek to have conversations with members of the Issuer’s management to discuss ideas that management and the Reporting Persons may have to enhance shareholder value. The Reporting Persons may, from time to time and at any time, acquire additional shares in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time from time to time, and to engage in any hedging or similar transactions with respect to the shares.

Item 5. Interest in Securities of the Issuer
     (a) FP Tech owns 6,676,993 shares of Common Stock of the Issuer, representing 41.1% of the issued and outstanding shares of the Common Stock of the Issuer. The 6,676,993 shares include the following derivative securities: (i) an option to acquire 1,071,429 shares of Common Stock on or before June 30, 2009 for a price of $1.40 per share; (ii) 104,000 shares of Common Stock issuable upon conversion of a senior secured convertible note due December 2009; and (iii) 157,857 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock. Because (i) Audrey Spangenberg, in her role as the managing member of AFG and the sole manager of FP Tech, controls FP Tech’s voting and investment decisions, (ii) TechDev, in its role as the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iii) AFG, as the sole member of TechDev, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iv) Erich Spangenberg, in his role as the manager of TechDev, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, and (v) Christian Spangenberg is an owner of membership interests of AFG, Audrey Spangenberg, Erich Spangenberg, TechDev, AFG and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by FP Tech. Christian Spangenberg does not possess voting or investment power with respect to these shares.

     CWC owns 6,000,000 shares of Common Stock of the Issuer, representing 36.9% of the issued and outstanding shares of the Common Stock of the Issuer. Because (i) TechDev, in its role as a member of CWC, controls CWC’s voting and investment decisions, (ii) AFG, as the sole member of TechDev, controls CWC’s voting and investment decisions, (iii) Audrey Spangenberg, in her role as the managing member of AFG, the sole member of TechDev, controls CWC’s voting and investment decisions, (iv) Erich, in his role as the manager of CWC, controls CWC’s voting and investment decisions, and (v) Christian Spangenberg is an owner of AFG, Audrey Spangenberg, TechDev, AFG, Erich Spangenberg and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by CWC. Christian Spangenberg does not possess voting or investment power with respect to these shares.

     NMPP, Inc. owns 357,113 shares of Common Stock of the Issuer, representing 2.2% of the issued and outstanding shares of the Common Stock of the Issuer. Because Erich Spangenberg, as the president, sole director and shareholder of NMPP, Inc., controls its voting and investment decisions, Mr. Spangenberg may be deemed to have beneficial ownership of the shares owned of record by NMPP, Inc.

     All ownership percentages are based on 15,915,080  shares of Common Stock of the Issuer outstanding as of May 15, 2008, as reported in the Issuer’s Form 10-QSB for the period ended March 31, 2008, filed on May 15, 2008, plus an additional 357,143 shares of Common Stock issued by the Issuer on August 12, 2008, as more fully described in the Form 8-K filed by the Issuer on August 12, 2008, in connection with that certain Funding Agreement dated as of August 7, 2008, by and between FP Tech, the Issuer, and certain Investors (defined therein).

     (b) See Item 5(a), and with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

     (c) Except as described in Item 3, incorporated herein by reference, and as disclosed below, none of the Reporting Persons has effected any transactions in the Common Stock covered by this Amendment No. 4 to the Schedule 13D since the most recent filing on the Schedule 13D.
     (d) Not Applicable
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            Except as described in Items 1-7 of this Amendment No. 4 to the Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relations (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies, between Reporting Persons and any other person with respect to the Common Stock or other securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1
Joint Filing Agreement dated January 11, 2008 among NMPP, Inc., FP Tech Holdings, LLC, Plutus IP, LLC, Acclaim Financial Group, LLC, Audrey Spangenberg, Christian Spangenberg and Erich Spangenberg (incorporated by reference to the same-numbered exhibited filed with the Schedule 13D by FP Tech Holdings, LLC, filed with the Commission on January 11, 2008).

2	Form of Funding Agreement dated as of August 7, 2008, by and between the Issuer, FP Tech and the Investors, defined therein.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 19, 2008

FP Tech Holdings, LLC
By:	/s/ Audrey Spangenberg
	Name:	Audrey Spangenberg
	Title:	Manager

Audrey Spangenberg
/s/ Audrey Spangenberg
Name:Audrey Spangenberg

Christian Spangenberg
/s/ Audrey Spangenberg

By: Audrey Spangenberg, as parent on behalf of Christian Spangenberg

Acclaim Financial Group, LLC
By:	/s/ Audrey Spangenberg
	Name:	Audrey Spangenberg
	Title:	Managing Member

Erich Spangenberg
/s/ Erich Spangenberg
Name:Erich Spangenberg

NMPP, Inc.
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	President

TechDev Holdings, LLC (f/k/a Plutus IP, LLC)
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	Manager

CWC Holdings, LLC
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	Manager